SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Cocrystal Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19188J300

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188J300	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons LSP Life Sciences Fund N.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,046,294
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,046,294
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,294
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.5%
12	Type of Reporting Person OO

CUSIP No. 19188J300	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons LSP Advisory B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,885,394
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,885,394
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,885,394
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.3%
12	Type of Reporting Person OO

CUSIP No. 19188J300	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons LSP Advisory Group B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,885,394
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,885,394
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,885,394
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.3%
12	Type of Reporting Person OO

CUSIP No. 19188J300	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons Marcus Wegter
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,885,394
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,885,394
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,885,394
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.3%
12	Type of Reporting Person IN

CUSIP No. 19188J300	Schedule 13G	Page 6 of 10

ITEM 1.	(a) Name of Issuer:

Cocrystal Pharma, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

1860 Montreal Road, Tucker, GA 30084.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

LSP Life Sciences Fund N.V.

LSP Advisory B.V.

LSP Advisory Group B.V.

Marcus Wegter

(b) Address or Principal Business Office:

The business address of each of the Reporting Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

(c) Citizenship of each Reporting Person is:

Each of LSP Life Sciences Fund N.V., LSP Advisory B.V. and LSP Advisory Group B.V.is organized under the laws of the Netherlands. Mr. Wegter is a citizen of the Netherlands.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e) CUSIP Number:

19188J300

ITEM 3.

Not applicable.

CUSIP No. 19188J300	Schedule 13G	Page 7 of 10

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2018, based upon 29,923,076 shares of Common Stock outstanding as of November 6, 2018.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
LSP Life Sciences Fund N.V.	1,046,294	3.5%	0	1,046,294	0	1,046,294
LSP Advisory B.V.	1,885,394	6.3%	0	1,885,394	0	1,885,394
LSP Advisory Group B.V.	1,885,394	6.3%	0	1,885,394	0	1,885,394
Marcus Wegter	1,885,394	6.3%	0	1,885,394	0	1,885,394

LSP Life Sciences Fund N.V. is the record holder of 1,046,294 shares of Common Stock. LSP Advisory B.V. is the sole director of the LSP Life Sciences Fund N.V. and in such capacity may be deemed to beneficially own the shares held of record by LSP Life Sciences Fund N.V. In addition, LSP Advisory B.V. has the power to vote and dispose of 839,100 shares of Common Stock held in client accounts for which it serves as the investment advisor.

LSP Advisory Group B.V. is the sole shareholder of LSP Advisory B.V., and Marcus Wegter is the director of LSP Advisory Group B.V. Therefore, each of LSP Advisory Group B.V. and Mr. Wegter may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by LSP Advisory B.V.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 19188J300	Schedule 13G	Page 8 of 10

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 19188J300	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2019

LSP Life Sciences Fund N.V.
By:	LSP Advisory B.V.,
its Managing Director

Signed:	/s/ Marcus Wegter
Name:	Marcus Wegter
Title:	Director A

Signed:	/s/ Geraldine O’Keeffe
Name:	Geraldine O’Keeffe
Title:	Director B

LSP Advisory B.V.

Signed:	/s/ Marcus Wegter
Name:	Marcus Wegter
Title:	Director A

Signed:	/ s/ Geraldine O’Keeffe
Name:	Geraldine O’Keeffe
Title:	Director B

LSP Advisory Group B.V.

Signed:	/s/ Marcus Wegter
Name:	Marcus Wegter
Title:	Director

/s/ Marcus Wegter
Marcus Wegter

CUSIP No. 19188J300	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on October 18, 2018).